Exhibit 99.B18


                                 Rule 18f-3(d)
                 MULTIPLE CLASS PLAN FOR GE INSTITUTIONAL FUNDS

I.   INTRODUCTION

     GE Institutional Funds (the "Trust") is a business trust established under Delaware law. The Trust's Declaration of Trust provides for the Trust to issue shares of beneficial interest in an unlimited number of series, with each series representing a fractional undivided interest in a separate designated investment portfolio (a "Fund"). The Declaration of Trust also provides that the shares of each series, or of certain designated series, may be divided into various classes that vary as permitted by Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act").

     This Multiple Class Plan ("Plan") is adopted by the Trust pursuant to Rule 18f-3(d) of the 1940 Act, with respect to each of the Funds listed on Schedule A (each, a "Participant Fund" and collectively, the "Participant Funds").

     Each series of shares related to the Participant Funds is divided into two classes of shares of beneficial interest ("Shares"), designated as the Investment Class and the Service Class, respectively. Shares of the Participant Funds are distributed pursuant to a system (the "Multiple Distribution System") in which each class of Shares represents interests in the same portfolio of investments of the Participant Fund and has the same rights, preferences, voting powers, restrictions and limitations, except as outlined below.

II.  DISTRIBUTION ARRANGEMENTS AND SERVICE FEES

     Classes of Shares have the following service and distribution fee arrangements:

     A. Service Class Shares

     Service Class Shares are offered by the Participant Funds with a Shareholder Servicing and Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1 Plan") providing for a shareholder servicing and distribution fee at an annual rate of .25% of the value of the average daily net assets of the Participant Fund attributable to the Service Class Shares. Such fee will be calculated daily and paid monthly by the Trust.

     This shareholder servicing and distribution fee is intended to compensate GE Investment Management Incorporated ("GEIM"), or enable GEIM to compensate other persons ("Service Providers"), for providing ongoing servicing and/or maintenance of the accounts of shareholders of the Participant Fund and to compensate GEIM, or enable GEIM to compensate Service Providers, including any Distributor of Shares of the Participant Fund, for providing services that are primarily intended to result in, or that are primarily attributable to, the sale of Service Class Shares of the Participant Fund. The shareholder servicing and distribution fee paid by the Service Class Shares will cause


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such Shares to have a higher expense ratio and lower return than Investment
Class Shares.

     Notwithstanding the foregoing, the aggregate amounts of any asset-based distribution and/or shareholder service fee imposed by the Trust must comply with the Requirements of Section 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), as amended from time to time, and any other rules or regulations promulgated by the NASD or the Securities and Exchange Commission applicable to mutual fund distribution and service fees.

     B. Investment Class Shares

     Investment Class Shares are offered by the Participant Funds without the imposition of a shareholder servicing and distribution fee.

     C. Additional Classes of Shares

     The Board of Trustees of the Institutional Trust has the authority to create additional classes, or change existing classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

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III. INCOME AND EXPENSE ALLOCATION

     Under the Multiple Distribution System, all expenses incurred by a Participant Fund are allocated among the Service Class Shares and the Investment Class Shares based on the net assets of the Participant Fund attributable to each class, except that the Service Class' net asset value and expenses reflect the expenses associated with its Rule 12b-1 Plan, including any costs associated with obtaining shareholder approval of the Rule 12b-1 Plan (or an amendment to the Rule 12b-1 Plan) and any Class Expenses incurred on a class basis. Class Expenses are limited to the following:

        (i) transfer agency fees as identified by the transfer agent as being attributable to a specific class;

        (ii)    Blue Sky registration fees incurred by a class of Shares;

        (iii) Securities and Exchange Commission registration fees incurred by a class of Shares;

        (iv)    accounting, audit and tax expenses relating to a specific class;

        (v) fees and other payments made to entities performing services for a particular class, including account maintenance, dividend disbursing or subaccounting services;

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        (vi)    the expenses of administrative personnel and services as
                required to support the shareholders of a specific class;

        (vii) litigation or other legal expenses relating solely to one class of Shares;

        (viii) Trustees' fees incurred as a result of issues relating to one class of Shares; and

        (ix) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders.

     Expenses of a Participant Fund allocated to a particular class of Shares of that Participant Fund are borne on a pro rata basis by each outstanding Share of that class.

     Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific class, shall be allocated to each class of a Participant Fund on the basis of the net asset value of that class in relation to the net asset value of the Participant Fund.

IV. VOTING RIGHTS

     Each class will have exclusive voting rights with respect to matters that exclusively affect such class. For example, the Service Class shareholders will have exclusive voting rights with respect to the 12b-1 Plan for the Service Class Shares.

V. REDEMPTIONS

     The value of Participant Fund Shares on certain redemptions may be more or less than the shareholder's cost or basis, depending upon the Participant Fund's net asset value at the time of redemption.

VI. DIVIDENDS

     Dividends are calculated in the same manner for each class and declared and paid on both classes of stock on the same days and at the same times.

     All dividends and capital gain distributions, if any, with respect to a particular class will be paid automatically in additional Shares of that class at the net asset value per Share determined as of the next business day following the record date.



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                                   SCHEDULE A

Emerging Markets Fund

International Equity Fund

Mid-Cap Growth Fund

Premier Growth Equity Fund

Value Equity Fund

U.S. Equity Fund

S&P Index Fund

Strategic Investment Fund

Income Fund

Money Market Fund